Exhibit 99.1

Global Partner for Success

HiSoft Announces Appointment of Fourth Independent Director

With the appointment, HiSoft’s board has a majority of independent directors

BEIJING, June 29, 2011 — HiSoft Technology International Limited, (“HiSoft” or the “Company”) (NASDAQ: HSFT), a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China, today announced the appointment of Mr. Davy Lau as an independent director to the Company’s board of directors.

Mr. Lau is currently managing his private direct investment companies, including DGL Group Inc., and Ocean Rich Group Limited. Until February 2011, he was a partner at  Egon Zehnder International. As managing partner of the Singapore practice of Egon Zehnder (2000 — 2009), he helped establish the firm as one of the leading executive search firms in the market. Before Egon Zehnder, Mr. Lau served as GTECH’s general manager in Asia until February 1994. At GTECH, Mr. Lau successfully marketed and managed the on-going operations of various public gaming IT outsourcing projects in Asia. Prior to GTECH, Mr. Lau was vice president of Citigroup’s Information Business in Japan until June 1989. Mr. Lau started his career at Computervision Corporation in the early 1980s, selling and implementing numerous CAD/CAM systems in the Asia-Pacific region, including among which the first CAD/CAM systems ever installed in China.

Mr. Lau currently sits on the boards of several investee companies as well as non-profit organizations.  He is the Vice Chairman of the Make-A-Wish Foundation Singapore and a member of the Governance Committee of United World College Southeast Asia. Mr. Lau received a bachelor’s degree from Tokyo University of Foreign Studies in 1979 and a master of economics degree from Hitotsubashi University in Tokyo in 1981. He is fluent in English, Mandarin, Japanese and Cantonese.

“The appointment of Davy to our board reflects HiSoft’s commitment to the highest standards of corporate governance,” said HiSoft Chief Executive Officer Tiak Koon Loh. “We fully understand and comply with the regulatory requirements that come with being a US-listed public company. Our board is now comprised of a majority of independent directors and our audit and compensation committees are comprised exclusively of independent directors. We believe the implementation of these measures is important as we remain focused on our adherence to responsible and ethical business practices, while upholding the interests of our shareholders.”

Mr. Loh continued, “Davy brings a wealth of professional experience to our board. As Singapore managing partner of one of the leading executive search firms, he has developed a deep understanding of what is required for strong management execution. Moreover, his regional experience in IT services will prove valuable as he lends his advice to the Company. I am confident Davy will help guide HiSoft to sustained growth in the quarters ahead.”

Mr. Lau’s appointment will be effective June 29, 2011. With his appointment, HiSoft’s board will have seven directors, including four independent directors. Mr. Lau will serve on HiSoft’s audit committee and as chairperson of the compensation committee, replacing Ms. Jenny Lee, who will step down from both committees but remain on HiSoft’s board of directors. Mr. Pehong Chen, an independent director on the board, will join the compensation committee replacing Mr. Venkatachalam Krishnakumar who will step down from the committee. Mr. Krishnakumar will remain on HiSoft’s board of directors.

Forward-looking Statements

This press release may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs about future events and financial, political and social trends and assumptions it has made based on information currently available to it. HiSoft cannot assure that any expectations, forecasts or assumptions made by management in preparing these forward-looking statements will prove accurate, or that any projections will be realized. Such forward-looking statements may be affected by inaccurate assumptions or by known or unknown risks or uncertainties. Actual results may vary materially from those expressed or implied by the statements herein. For factors that could cause actual results to vary, perhaps materially, from these forward-looking statements, please refer to the HiSoft’s filings with the Securities and Exchange Commission. Forward-looking statements contained herein speak only as of the date of this release. HiSoft does not undertake any obligation to update or revise publicly any forward-looking statements, whether to reflect new information, future events or otherwise.

HiSoft Technology International Limited  ~  6/F Haya Plaza, No.1 Shangdi East Road Haidian District Beijing, China 100085

About HiSoft Technology International Limited

HiSoft Technology International Limited (NASDAQ: HSFT) is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China. HiSoft provides its services to leading companies around the world through a combination of onshore and offshore delivery capabilities. HiSoft leverages its skilled technology specialists and client-centric delivery centers to offer customers reliable and high-quality technology solutions. For more information about HiSoft, please visit http://www.hisoft.com.

For investor and media inquiries please contact:

In China:

Ross Warner

HiSoft Technology International Limited

Tel: +86-10-5987-5865

Email: investor_relations@hisoft.com

Agustin Bautista

Ogilvy Financial, Beijing

Tel: +86-10-8520-6166

Email: hsft@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: hsft@ogilvy.com

www.hisoft.com  ~  +86.10.5987.5566